Jane A. Kanter
Dechert LLP
1775 I Street, NW
Washington, DC 20006   January 11, 2008

        RE: Grail Advisors' Alpha ETF Trust
                File Nos.: 811-22154; 333-148082

Dear Ms. Kanter:

        On December 14, 2007, Grail Advisors' Alpha ETF Trust ("Trust") filed a
registration statement on Form N-1A under the Securities Act of 1933 ("Securities
Act") and the Investment Company Act of 1940 ("1940 Act"). The registration
statement includes the Trust's sole initial series, Grail U.S. Value Fund ("Fund").
We have the following comments on the registration statement.

Prospectus

        General

1.   Please confirm to the staff in your response letter that the disclosure
        in the registration statement is consistent with the Trust's exemptive
        application, filed in order to operate as an exchange traded fund
        ("ETF"). Specifically, confirm that the application fully discusses the
        non-index management strategies.

        How is the Fund Different from a Conventional Mutual Fund

2.   The first paragraph states that the Fund's NAV is "typically
        calculated once a day." Please clarify that the calculation is conducted
        at the end of the day.

Tax-Advantaged Product Structure

3. The last sentence in this paragraph implies that conventional mutual funds cannot redeem in kind. Please clarify the disclosure.

Investment Objective, Principal Investment Strategies and Risk Considerations

4. Consider identifying the Fund as an "open-end" fund.

5. The disclosure states that the Fund may hold fewer than 100 stocks that are included in the Russell 1000 Index. Since the benchmark is the Russell 1000 Value Index, please disclose the Fund's intention to invest in stocks from the Russell 1000 Growth Index. Also, please disclose the market capitalization of the 100 or fewer companies in which the Fund may invest. Please state whether there is any potential for the Fund to concentrate its investments in an industry or group of industries.

6. The second paragraph states that the Fund "typically" makes equity investments in companies included in the Russell 1000 Index. Please disclose that this is a large cap index and identify the other investments that the Fund may make.

7. The third paragraph states that the fund may utilize derivatives to "hedge equity exposure." Please confirm in your letter that this does not mean that the Fund invests in hedge funds. If the Fund does invest in hedge funds, add appropriate disclosure, including exposure limits, risks and liquidity issues.

8. Please summarize how the adviser decides which securities to sell. Item 4(b)(2) of Form N-1A.

9. Please state whether the Fund's investment objective may be changed without shareholder approval. See , Item 4(a) of Form N-1A. Also, if shareholder approval is not required, please disclose what notification the Fund will provide to shareholders prior to changing the investment objective.

10. Disclose the types of options transactions in which the Fund will engage (buy and/or sell). Also disclose the extent of derivatives trading in which the Fund will engage and whether these leveraging techniques are counted when the Fund determines whether it meets the asset coverage requirements of the 1940 Act.

11. In the third paragraph under the heading Primary Investment Strategies, explain the difference between the strategies described in (i) and (iii).

12.   If there will be significant portfolio turnover, please add appropriate disclosure to this section.

13.   Investment Universe and Benchmark—This section states that the Fund's benchmark is the Russell 1000 Value Index yet the Fund's principal strategy is to invest in stocks included in the Russell 1000 Index. Please provide additional disclosure about the two subsets of the Russell 1000 Index, _i.e._, the Russell 1000 Value Index and the Russell 1000 Growth Index. Explain in your letter why it is appropriate for the Fund to use only one subset index of the Russell 1000 Index as a benchmark. We may have additional disclosure comments depending on the answer to this comment.

14.   With respect to the paragraph under the heading Transparency of Portfolio please disclose that there is a description of policies and procedures on disclosure of portfolio holdings available in the Statement of Additional Information ("SAI"). Also, the last sentence in this paragraph states that the portfolio changes will be reflected on the Fund's website before the next opening of trading on the Exchange. Does the Fund plan to provide constant updates of its portfolio holdings? In addition, identify the exchange on which Fund shares will trade.

        Principal Risk Considerations

15.   Please add disclosure explaining that, because the portfolio is actively managed, the Fund might not be as tax efficient as an index ETF. Explain the tax consequences of the Fund's generation of short-term capital gains.

16.   Please add market trading risks to this section, specifically, the fact that there is an absence of an active trading market; that there is a lack of market liquidity; and that the shares will trade at other than NAV. With respect to the risk of trading at less than NAV, please also disclose whether this risk is exacerbated by the fact that the Fund is an actively managed ETF.

17.   Please add a paragraph explaining the risks arising from the fact that there is no market history for actively managed ETFs.

        Fees and Expenses

18.   Please move the fee table footnotes to follow the Example.

19.   The fee table line item for distribution fees should state that the fee is "0" instead of "none".

20.   Footnote 2 to the fee table should state that the board will not approve any payments for the current fiscal year.

Description of Principal Risks

21.   Include in the Item 2 disclosure a summary of all the principal risks identified in this section.

22.   Derivatives Risk--The first paragraph under this heading states that the Fund may use derivatives as a way to adjust its exposure to various "currencies". Please explain in your letter why there would be currency risk when the Fund does not disclose any intent to engage in foreign investing. The section headed Market Disruption and Geopolitical Risk also refers to the value of the Fund's investments being adversely affected by changes in "foreign" economic and political conditions.

23.   Fluctuation of Net Asset Value—Because the value of shares on the "exchange" would be constantly changing throughout a trading day and the last view of the value of the portfolio would be as of the prior day's closing, please fully disclose the risks this delay may pose to investors in making investment decisions.

Buying Shares Directly from the Fund

24.   In this section explain whether creation unit investors may break up their units and sell individual Fund shares on an exchange.

25.   The last paragraph in this section should disclose the procedures instituted to obtain instructions from the beneficial owners authorizing shareholder action. Explain where shareholders may obtain information about these procedures.

Investment Adviser and Sub-Adviser

26.   In this section identify the entity that pays the Fund's sub-advisory fee and include the amount to be paid the sub-adviser.

Dividends, Capital Gains, and Taxes

27.   Disclose the tax consequences, including the potential generation of short-term capital gains, of an actively managed ETF.

Fund Website and Disclosure of Portfolio Holdings

28.   Please state that the website will disclose the Fund's holdings as of a particular date.

Portfolio Turnover

30.   Please disclose the expected rate of portfolio turnover.

Statement of Additional Information

29.   Number 8 of the investment restrictions should refer to concentration in a particular industry or **group of industries** (emphasis added).

30.   Investment Policies and Restrictions—With respect to all policies that cite the allowances under the 1940 Act, please disclose somewhere what is currently permitted under that Act.

Conclusion

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your transmittal letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit a no-action request or exemptive application in connection with your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the accuracy and adequacy of the disclosure in the filing;
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel
Office of Disclosure and Review